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                                  EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES

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
                                                                         Years Ended December 31,
                                                       1998           1997         1996         1995         1994
                                                    ----------     ----------    ---------   ---------     -------
FIXED CHARGES:
     Interest Expense (including
          amortization of deferred debt cost)          $18,026      $ 9,525      $ 9,414      $ 8,747      $ 7,276
     Interest Capitalized                                6,401        4,650        1,993        1,538          343
                                                     ---------     --------      -------     --------      -------
                   Total Fixed Charges                 $24,427      $14,175      $11,407      $10,285      $ 7,619
                                                     =========     ========      =======     ========      =======

EARNINGS:
     Net income before net gain (loss) on real
          estate sales and extraorinary items          $40,958      $27,585      $16,682      $10,782      $ 5,227
     Fixed Charges                                      24,427       14,175       11,407       10,285        7,619
     Capitalized Interest                               (6,401)      (4,650)      (1,993)      (1,538)        (343)
                                                     ---------     --------      -------     --------      -------
                  Total Earnings                       $58,984      $37,110      $26,096      $19,529      $12,503
                                                     =========     ========      =======     ========      =======

Ratio of Earnings to Fixed Charges                        2.41         2.62         2.29         1.90         1.64
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